SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 (Reg. No. 333-177984) filed by LAN Airlines S.A. and Holdco II S.A., and the offer to exchange/prospectus included therein, to the extent not superseded by documents or reports subsequently filed or furnished.

1Q12 Results

Highlights

Agreement between TAM and LAN - LATAM

On January 18, 2011 LAN and TAM announced that they entered into binding agreements to combine their holdings under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the major airline groups in the world.

LAN and TAM have successfully obtained the required registrations and authorizations in Brazil and in the United States in order to commence and complete an offer to exchange TAM shares initially for Holdco II shares and ultimately for LAN shares in the form of Brazilian Depositary Receipts (“BDRs”) in Brazil and American Depositary Receipts (“ADRs”) in the USA.

On May 7, 2012, the Brazilian Comissão de Valores Mobiliários (“CVM”) granted authorization for the registration of the LAN BDR program, which was assigned the ticker symbol “LATM11”. On the same date, the CVM and BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“Bovespa”) granted authorization for the registration of the exchange offer in Brazil, the terms and conditions of which are reflected in the Edital de Oferta Pública de Permuta de Ações para Cancelamento de Registro de Companhia Aberta e Consequente Saída do Nível 2 de Governança Corporativa da BM&FBOVESPA regarding TAM (the “Edital”). On May 9, 2012, the SEC declared effective the Registration Statement on Form F-4 relating to the exchange offer and combination (“Form F-4”), clearing the way for the exchange offer to commence in the USA.

Finally, on May 10, 2012, LAN and a newly formed entity Holdco II commenced the exchange offer for TAM shares simultaneously in Brazil and in the USA. The exchange offer is currently scheduled to remain open until 5:00 pm, New York time (6:00 pm, Sao Paulo time) on June 11, 2012 and the auction will be held on Bovespa at 9:00 am, New York time (10:00 am, Sao Paulo time) on June 12, 2012.

TAM Linhas Aéreas

Based on the importance of a relationship close to clients, we launched a new campaign combining brand support and retail. With the signature “When we talk, we fly together”, the campaign reinforces the company's relationship with passengers and the company’s vocations to dialogue.  We wish to be in harmony with the client and are willing to hear and seek a best solution to the passenger.

Continuing the expansion our outlets and seeking passengers that are migrating to the air modal, we opened a new kiosk in a popular commerce center: the traditional São Cristóvão Fair, in the capital of Rio de Janeiro. This is one more initiative of the retail project started in August 2010. Now, we have 16 outlets in large circulation sites, divided among Casas Bahia’s stores and subway stations in São Paulo, Rio de Janeiro, in addition to São Cristovão.

Now our clients have on more facility: we started providing the option for purchasing the luggage excess in advanced. The service may be requested when acquiring the ticket by the website www.tam.com.br or until 24 hours prior to the flight, via call center. At domestic flights or in South America, the client may purchase in advance up to 30 kilos in addition to the franchise already included in the ticket (23 Kilos), with a discount of 20% on the exceeding amount that the client would pay at the counter. At flights from and to Europe and North America the client may acquire in advance up to three extra luggage items per passenger. Although there is no discount in this case, by acquiring additional luggage prior to arriving at the airport, the passenger makes the check-in quicker and increases comfort when going onboard.

We put new layouts and functionalities on our website (www.tam.com.br). Upon the reshaping, the website became more interactive and provides more highlight to our offers and services. The virtual store is now on the left side of the page, with options such as Check-in Web, ticket changing and sale of products like booking of car, train, hotel or entertainment activities provided by TAM Travels, in addition to travel insurance (Mondial Assistance). The store may also be minimized, maximized or having its position changed on the screen.

Multiplus

Proceeding with the relevant fact published on November 8th, 2011, Multiplus informed that, on April 2nd, 2012, it signed the final agreements (including a shareholders’ agreement) concerning the joint venture in Brazil, between the Company and Groupe Aeroplan Inc. (“Aimia”), focused on designing, development, management and consulting in analytical services intended to programs of customer loyalty and incentive to third parties, called Companhia Brasileira de Serviços de Fidelização. The operation remains subject to the approval of authorities comprising the Brazilian System of Competition Defense.

In this quarter, Multiplus entered into partnerships with two of our business units: TAM Cargo and TAM Vacations. Our Tourism operator changed its reward policy to benefit clients, making it easy the accumulation of Multiplus’ points in TAM Costumer Loyalty and with TAM Cargo, the participants of Multiplus using the TAM Pre-paid Cargo service will accumulate points and may redeem them for remittance of orders.

1Q12 Multiplus’ Highlights

In 1Q12, the partnership network was up from 191 partnerships in December 2011 to 200 in March 2012, pointing out Hotel Urbano and iMúsica. In the same period, Multiplus issued 21.2 billion points, for growth of 24.9% from the same period last year. We ended the quarter with a network of 200 partnerships and 9.8 million members, a net addition of 400 thousand members in three months.

Regarding the financial results, Multiplus registered R$430.4 million in gross billings of points this quarter, up 26.6% on the same period last year. Net revenue was R$347.1 million, compared with R$242.0 million in the fourth trimester of last year. Total cost of services rendered was R$252.6 million in the quarter, while points redeemed totaled 15.2 billion. Operating Expenses were R$33.7 million in the quarter, with concentration in 1Q and personal expenses. Multiplus posted Net Income of R$61.6 million, a net margin of 17.7%.

TAM Vacations

In order to expand the participation of our tour operator in the Brazilian retail market and offer consumers more comfort when choosing their travel itineraries, TAM Vacations has just opened two franchise in Pão de Açúcar stores in Alphaville, Barueri (SP), and Vila Clementino, in São Paulo.

TAM Vacations launched its profile in social networks such as Facebook (www.facebook.com/tamviagensoficial) and Twitter (@tamviagens). Thus, the operator aims at strengthening its relationship with its clients and making it easy the delivery of information on itineraries, as well as promoting several actions.

Our Tourism operator changed its reward policy to benefit clients, making it easy the accumulation of Multiplus points on TAM Customer Loyalty. Through this partnership, clients have more options to change points for a large variety of products.

At an event held on March 21, in Paris, by Rail Europe (RIDE 2012), TAM Vacations was distinguished with the Best Performance of Thalys award – European parts: Paris/Brussels, Paris/Amsterdam, Paris/Colonia, Brussels/Amsterdam. This award brings the joy of acknowledgement of the best efforts of our team pursuing the successful sales of a product added to the European packages, which brings our passengers’ trip to become an unique experience with more comfort and quickness.

TAM Cargo

TAM Cargo announced in April the investment of a new cargo terminal in São Paulo. With 14,000 square meters and handling capacity for 1,000 tons a day, relying on a vertical  system, the new project is going to provide an increment by eight times compared to the current operation potential at the São Paulo/Guarulhos airport. The construction is estimated to begin in June this year.

As from March 2012, through a partnership with Multiplus, the participants of Multiplus using the TAM pre-Paid Cargo service will accumulate points and may redeem them by remittances of orders. With TAM Pre-paid Cargo, the client may send an order to any place in Brazil for a fixed amount, irrespective of weight, provided that the volume fits into the service exclusive box.

TAM MRO

During this quarter, our MRO (Maintenance, Repair and Overhaul) business unit was certified by ANAC (National Agency of Civil Aviation) to provide maintenance services in ATR-72 aircraft with Brazilian registration and its components. The authorization allows us to expand our offer to third parties and assist our clients. Since July 2010, TAM MRO was certified to provide services to ATR-42 aircraft.

TAM MRO is the newest member of the Airbus MRO chain. Nowadays, TAM MRO already performs maintenance services to Airbus A320 and A330/A340 families; however, the agreement certifies it as an acknowledged service provider accredited by the aircraft manufacturer. The Airbus MRO chain comprises 18 accredited suppliers, located in several countries, all with expertise in high quality maintenance for the manufacturer’s aircraft. We hope our association with that prestigious organization will help us attract new business with air companies operating Airbus aircraft, increasing the coverage of the Airbus MRO chain in South America.

Awards

Marco Antonio Bologna, President of TAM S.A. and TAM Linhas Aéreas, was appointed as the 11th CEO with best performance in Latin America. He is the only airline company businessman in the ranking who listed the 50 best executives of the region and resulted from a survey published by Harvard Business Review (HBR), an administration and business magazine published since 1922 and bounded to the University of Harvard, in the USA. This is the first time the publication brings a ranking of CEOs in the region. Altogether, 294 presidents of 197 open capital companies of Argentina, Brazil, Chile, Colombia, Mexico, Peru and Venezuela have been analyzed.

TAM Linhas Aéreas appeared as the preferred airline company by the Brazilian executives in 2011 in the ranking of the Brazilian Association of Corporate Travel Agencies (Abracorp). In 2012, TAM will keep promoting the growth of corporate trips in the market. In February, the company started to allow the use in its website (www.tam.com.br) of UATP (Universal Air Travel Plan) accounts, a global network of corporate invoicing of air tickets at low-cost.

We were awarded as the best company in Latin America as to the management of fuel for aviation in 2011. This is the third time that our Energy area is distinguished as the "Best Department of Fuel for Aviation” in the region during the annual conference of AAG (Armbrust Aviation Group).

Financial Results

We present our results for the first quarter of 2012 (1Q12). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in Real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding; (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicator

(In Reais, except when indicated otherwise)	1Q12	1Q11	1Q12 vs 1Q11	4Q11	1Q12 vs 4Q11
Operational Revenue (million)	3,228.5	3,042.5	6.1%	3,579.3	-9.8%
Total Operating Expenses (million)	3,251.9	2,932.3	10.9%	3,281.4	-0.9%
Net Income (million)	100.9	128.8	-21.7%	95.5	5.6%
Earnings per share (reais)	0.6	0.8	-21.7%	0.6	5.6%
Total RASK (cents)[1]	16.3	15.9	2.2%	18.1	-10.0%
Domestic RASK (cents)	11.8	12.3	-3.8%	12.7	-7.4%
International RASK (cents)	14.5	11.7	23.2%	14.1	2.9%
International RASK (USD cents)	8.2	7.0	16.2%	7.8	4.8%
Total Yield (cents)[1]	23.1	22.4	2.7%	26.1	-11.6%
Domestic Yield (cents)	18.1	18.2	-0.8%	19.8	-8.8%
International Yield (cents)	17.5	14.8	18.8%	17.6	-0.3%
International Yield (USD cents)	9.9	8.9	12.1%	9.8	1.5%
Load Factor %	73.5	74.0	-0.4 p.p.	72.6	0.9 p.p.
Domestic Load Factor %	68.1	70.4	-2.3 p.p.	68.0	0.1 p.p.
International Load Factor %	82.5	79.6	2.9 p.p.	79.9	2.6 p.p.
CASK (cents)	16.4	15.4	6.8%	16.6	-1.1%
CASK excluding fuel (cents)	10.0	9.8	2.0%	10.4	-3.4%
CASK USD (cents)	9.3	9.2	0.8%	9.2	0.7%
CASK USD excluding fuel (cents)	5.7	5.9	-3.8%	5.8	-1.7%

 Note 1: RASK is net of taxes and Yield is gross of taxes

Income Statement

(In millions of Reais)	1Q12	1Q11	1Q12 vs 1Q11	4Q11	1Q12 vs 4Q11
Operational Revenue	3,361.6	3,170.8	6.0%	3,750.2	-10.4%
Pax Revenue	2,602.1	2,372.8	9.7%	2,712.6	-4.1%
Domestic	1,523.4	1,511.2	0.8%	1,641.4	-7.2%
International	1,078.7	861.6	25.2%	1,071.3	0.7%
Cargo	208.6	255.1	-18.2%	330.2	-36.8%
Domestic	128.7	117.7	9.3%	154.4	-16.6%
International	79.9	137.4	-41.8%	175.9	-54.6%
Other operating revenue	550.9	542.8	1.5%	707.3	-22.1%
Loyalty Program (TAM)	0.0	103.3	-	12.0	-
Loyalty Program (Multiplus)	239.2	227.0	5.4%	362.9	-34.1%
Travel and tourism agencies	20.1	14.3	40.2%	23.2	-13.7%
Others (includes expired tickets)	291.6	198.2	47.1%	309.2	-5.7%
Sales deductions and taxes	(133.1)	(128.3)	3.8%	(170.9)	-22.1%
Net Operational Revenue	3,228.5	3,042.5	6.1%	3,579.3	-9.8%

Operational Expenses
Fuel	(1,266.6)	(1,057.3)	19.8%	(1,229.9)	3.0%
Marketing and related expenses	(157.4)	(237.6)	-33.7%	(262.0)	-39.9%
Leasing of aircraft, engines and equipment under operating leases	(126.4)	(100.3)	26.0%	(126.0)	0.4%
Personnel	(698.4)	(676.0)	3.3%	(684.4)	2.0%
Maintenance and reviews (excluding personnel)	(139.1)	(173.9)	-20.0%	(157.8)	-11.8%
Third party services	(224.4)	(186.7)	20.2%	(219.0)	2.5%
Landing, take-off and navigation charges	(198.7)	(164.0)	21.2%	(179.6)	10.7%
Depreciation and amortization	(195.2)	(169.9)	14.9%	(188.0)	3.8%
Aircraft insurance	(9.8)	(11.9)	-18.1%	(10.0)	-2.6%
Other	(235.9)	(154.7)	52.5%	(224.7)	4.9%
Total of operational expenses	(3,251.9)	(2,932.3)	10.9%	(3,281.4)	-0.9%

Movements in fair value of fuel derivatives	54.3	55.8	-2.7%	91.3	-40.5%

Operating Profit (loss)	30.8	166.0	-81.4%	389.2	-92.1%
Financial income	1,183.3	252.4	368.8%	1,333.7	-11.3%
Financial expense	(1010.7)	-167.9	5.0	-1,516.0	33.3%
Hedge Accounting	8.5	0.0	0.0%	12.8	0.0%
Income (loss) before income tax and social contribution	211.9	250.5	(0.2)	219.7	(0.0)
Income tax and social contribution	(94.1)	(102.5)	-8.2%	(104.9)	-10.3%
Income (loss) before non-controlling interest	117.8	148.1	-20.4%	114.8	0.0
Non-controlling interest	(16.9)	(19.3)	-12.1%	(19.3)	-12.2%

Net Income	100.9	128.8	-21.7%	95.5	5.6%

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	1Q12	1Q11	1Q12 vs 1Q11	4Q11	1Q12 vs 4Q11
Operational Revenue	17,0	16,6	2,1%	19,0	-10,5%
Pax Revenue	13,1	12,4	5,6%	13,7	-4,3%
Cargo	1,1	1,3	-21,2%	1,7	-37,0%
Other operating sales and/or services revenue	2,8	2,8	-2,2%	3,6	-22,3%
Sales deductions and taxes*	(0,7)	(0,7)	0,0%	(0,9)	-22,3%
Net Operational Revenue (RASK)	16,3	15,9	2,2%	18,1	-10,0%

Operational Expenses
Fuel	(6,4)	(5,5)	15,4%	(6,2)	2,8%
Selling and marketing expenses	(0,8)	(1,2)	-36,2%	(1,3)	-40,0%
Aircraft, engine and equipment leasing	(0,6)	(0,5)	21,4%	(0,6)	0,2%
Personnel	(3,5)	(3,5)	-0,5%	(3,5)	1,8%
Maintenance and reviews (except personnel)	(0,7)	(0,9)	-22,9%	(0,8)	-12,0%
Outsourced services	(1,1)	(1,0)	15,8%	(1,1)	2,3%
Landing, take-off and navigation charges	(1,0)	(0,9)	16,7%	(0,9)	10,5%
Depreciation and amortization	(1,0)	(0,9)	10,7%	(1,0)	3,6%
Aircraft insurance	(0,0)	(0,1)	-21,1%	(0,1)	-2,8%
Other	(1,2)	(0,8)	46,9%	(1,1)	4,7%
Total of operational expenses (CASK)	(16,4)	(15,4)	6,8%	(16,6)	-1,1%

Spread (RASK - CASK)	(0,1)	0,6	-	1,5	-

 Management Report

Gross Revenue

Increase of 6.0% in 1Q12 compared to 1Q11, reaching R$ 3,361.6 million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 0.8% to R$1,523.4 million in the first quarter 2012. This was due to a 1.7% increase in RPKs, combined with a 0.8% reduction in yield. Our supply in ASKs rose 5.1%, reducing the load factor by 2.3 p.p., to 68.1%. The combination of these factors led to a 3.8% decrease in our domestic RASK.

International Revenue

    Revenues from our international passenger business increased by 25.2% to R$1,078.7 million in the first quarter 2012. This was a result from a 5.3% growth in demand measured in RPKs, combined with an increase in our international yield in dollars of 12.1%. Expressed in Reais, our international yield increased by 18.8%. The increase in supply was 1.6%, which led to an increase of our load factor to 82.5% in the quarter. As a result our international RASK in dollars raised 16.2%, while in reais the increase was of 23.2%.

Cargo Revenue

Revenues from our cargo business reduced by 18.2% to R$550.9 million in the first quarter of 2012, as a result of a 9.3% increase in our domestic and a 41.8% decrease in our international cargo business.

To provide better transparency of cargo revenue’s statement, we are now publishing the revenues net from commission. This change significantly impacts the international market due to the commercial nature of this market. Excluding this effect we would see a 10.5% increase in total revenues and 12.6% in 1Q12 international revenue.

Other Revenues

Revenues from our other businesses increased by 1.5% to R$550.9 million in the first quarter 2012.  The redemption of points Multiplus registered an increase of 5.4%, revenue from travel and tourism agency (TAM vacations) recorded an increase of 40.2% and the loyalty program (TAM Loyalty) registered no revenues, because all points of the loyalty program issued until the end of 2009 ended entirety in 2011. Revenue from Multiplus redemption points was impacted by the deferral of revenue resulting from the award ticket not flown.

Operational expenses

Our operating expenses increased by 10.9% to R$3,251.9 million in the first quarter of 2012, compared to R$ 2,932.3 million recorded in 1Q11, primarily due to the increase in fuel, aircraft, engine and equipment leasing, depreciation and amortization, third party services, landing, take-off and navigation charges and others. Our operating expenses per ASK, or CASK, increased 6.8% to R$16.4 cents in 1Q12, compared to R$ 15.4 cents in 1Q11. CASK excluding fuel expenses increased 2.0% to R$10.0 cents in 1Q12, compared to R$ 9.8 cents in the 1Q11.

Fuel

Fuel expenses increased by 19.8%, reaching R$ 1,266.6 million in 1Q12, compared with R$ 1,057.3 million recorded in 1Q11, primarily due to a 19% increase in the average fuel price per liter, related to an increase of 9.1% in the average price per barrel of WTI oil, by 6.0% appreciation of the U.S. dollar against the real, and also by 0.9% increase in liters consumed, due to the 2.9% increase in flown hours. These factors were partially offset by an increase of 6.7% in the stage length (which is the average distance flown, per flight), and by the reduction of 0.4 p.p in the load factor. Fuel expenses per ASK decreased by 15.4%.

Sales and marketing

Sales and marketing expenses decreased by 33.7% to R$157.4 million, representing 4.7% of our gross revenue in the first quarter of 2012, compared to 7.5% in the first quarter of 2011. Per ASK decreased by 36.2%. The reduction in sales and marketing line refers mainly to changes in the cargo revenue statement, where commission is reduced directly from the revenue. If we make a simulation and we use the same methodology for 1Q11, we would see a reduction of 8.0% in 1Q12 and per ASK would decrease 11.4% in the quarter.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses increased by 26.0% to R$126.4 million in the first quarter 2012, mainly due to four additional aircraft classified as operating leases and one additional engine, by the appreciation of the US dollar by 6.0%, further than the average increase in the LIBOR rate which rose from 0.46% in 1Q11 to 0.77% in 1Q12. Leasing of aircraft, engine and equipment expenses per ASK increased by 21.4%.

Personnel

Personnel expenses increased by 3.3% to R$698.4 million in the first quarter 2012, principally due to a 2.9% increase in the number of employees and an 6.17% increase in wages negotiated in December of 2011. The increase in the number of employees is mainly due to the increase of our operation, but it is important to note the gain in productivity since per ASK Personnel expenses decreased by 0.5%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) decreased by 20.0% to R$139.1 million in the first quarter 2012, principally by the 6.7% growth in stage length, and due to fewer C and D checks during the first quarter 2012. This decrease was partially offset due to an increase of 9 aircraft in our fleet, a 2.9% increase in total flown hours and by the 6.0% appreciation of the U.S. dollar against the real. Maintenance and repair per ASK decreased by 22.9%.

Third party services

Third-party services expenses increased by 20.2% to R$224.4 million in the first quarter 2012, mainly due to the increased costs directly related to the growth of our operation: i) GDS costs were impacted by the 6.0% appreciation of the US dollar; ii) costs related to the creation of LATAM. Third-party services expenses per ASK increased by 15.8%.

Landing, take-off and navigation charges

Landing, take-off and navigation charges increased by 21.2% to R$198.7 million in the first quarter 2012, due to a 6.8% increase in kilometers flown, along with our expansion in the international market, where fees are higher and by 6.0% appreciation of the U.S. dollar against the real during the first quarter of 2012. We also had the impact of the new domestic rates in force since March/2011. Take-off, landing and navigation charges per ASK increased by 16.7%.

Depreciation and amortization

Depreciation and amortization expenses increased by 14.9% to R$195.2 million in the first quarter 2012, principally due to the addition of 5 new aircraft to our fleet classified as financial leases, reaching 85 aircraft in that leasing model. Depreciation and amortization expenses per ASK increased by 10.7%.

Aircraft insurance

Aircraft insurance expenses decreased by 18.1% to R$9.8 million in the first quarter 2012, principally due to the negotiation of more favorable contractual conditions, compared to 2011 and by the reduction of 1.7% in the number of passengers. This reduction was partially offset by the addition of 9 aircraft to our fleet, and by the appreciation of the U.S. dollar against the real by 6.0%.  Aircraft insurance expenses per ASK decreased by 21.1%.

Other

Increase of 52.5%, reaching R$ 235.9 million impacted mainly by revaluation of the possibility of receiving unpaid credits, Other expenses include general provisions, passenger-related expenses, interrupted flight expenses, crew-related expenses and other expenses. Per ASK increased by 46.9%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net income of R$54.3 million for the first quarter 2012 against a gain of R$55.8 million in the first quarter 2011. The details are available below in the section: Financial result and fuel derivatives.

Net Financial Result

Financial expense of R$ 181.1 million in 1Q12 against an income of R$ 84.6 million in 1Q11. The details are available below in the section: Financial result and fuel derivatives.

Net Income

Net income of R$ 100.9 million due to the above explained, which represented a margin of 3.1% in the 1Q12, versus a margin of 4.2% in the 1Q11.

Finance result and fuel derivatives

(In millions of Reais)	1Q12	1Q11	1Q12 vs 1Q11	4Q11	1Q12 vs 4Q11

Finance income
Interest income from financial investments	46.4	38.0	22.1%	45.5	2.1%
Exchange gains	1,124.7	209.2	437.6%	1,283.1	-12.3%
Financial instrument gains – WTI
Realized	6.9	-	0.0%	6.8	0.6%
Unrealized	47.4	58.5	-19.0%	(41.7)	-
Judicial deposits	7.0	-	-	-	-
Hedge Accounting	8.5	-	-	-	-
Other	5.1	5.2	-0.7%	5.1	0.0%
Total	1,246.0	310.9	300.7%	1,298.9	-4.1%

Finance expenses
Exchange losses	(884.0)	(57.8)	-	(1,368.8)	-35.4%
Interest expense	(117.3)	(97.9)	19.8%	(134.2)	-12.6%
Financial instrument losses – WTI
Realized	-	(2.7)	-	(5.4)	-
Unrealized	-	-	-	131.6	-
Hedge Accounting Expenses	-	-	-	12.8	-
Other	(9.3)	(12.0)	-22.4%	(13.0)	-28.4%
Total	(1,010.7)	(170.4)	493.1%	(1,377.1)	-26.6%

Net finance result	235.4	140.5	67.5%	(78.2)	-

Interest income from financial investments

We ended 1Q12 with approximately R$ 2.0 billion in cash, cash equivalents. The interest income from this amount represented R$46.4 million in the first quarter 2012, compared to R$38.0 million in the first quarter 2011, This increase is mainly due to an increase of R$100 million in cash comparing the 1Q12 with 1Q11.

Exchange gains and losses

Exchange rate variation resulted in a gain of R$240.7 million in the first quarter 2012, principally due to the variation of the exchange rate from R$1.88 in December 31, 2011 to R$1.82 in March 31, 2012, which impacted our U.S. dollar-denominated debt mainly related to financial leases. In the same period last year we recorded a net income of R$ 151.4 million.

Interest expenses

Interest expenses was R$117.3 million in the first quarter, 2012, principally due to commercial leases and interest paid in connection with the issued debentures, bonds and other loans. In the same period last year we recorded interest expenses of R$ 97.9 million.

 Financial instrument gains and losses – WTI

We ended the 1Q12 with a realized net gain on financial instruments of R$ 6.9 million. Due to mark to market of our fuel hedge positions, the unrealized gains on financial instruments was R$ 47.4 million in 1Q12 due to the variation in the price of WTI compared to strike prices.

Judicial deposits

We ended 1Q12 with revenue of R$7.0 million related to monetary adjustments of the judicial deposits.

Hedge accounting

Due to mark to market of Multiplus’s dollar hedge positions, the gain on financial instruments was R$8.5 million in the 1Q12.

Cash Flow

(In millions of Reais)	1Q12	1Q11	1Q12 vs 1Q11	4Q11	1Q12 vs 4Q11
Increase (decrease) in net cash from activities:

Operating	259.9	(105.0)	-	535.8	-51.5%
Investing	(53.9)	(109.3)	-50.7%	(150.2)	-64.1%
Financing	(302.5)	(233.6)	29.5%	(250.6)	20.7%

Net cash increase (decrease) in cash and cash equivalents	(96.5)	(447.9)	-78.5%	135.0	-

Cash Flow from operational activities

Net cash generated from our operating activities was R$259.9 million in the first quarter 2012, compared to R$105.0 million for the corresponding period in 2011. This increase is substantially due to the following main factors: a)      Increase of revenue gross of 6.1%;   b) Increase in costs by 10.9%; c) Increase the finance result 114.2%, this increase is substantially due to the exchange rates changes on financial liabilities; and d) Increase in the volume of redemption of Financial assets measurement at fair value through profit and loss totaling a decrease of total assets of R$ 359.4 million.

Cash Flow from investment activities

We invested R$53.9 million in the first quarter 2012, compared to R$109.3 million invested in the corresponding period in 2011. This decrease reflects the changes in the following main transactions: a) Decrease of volume of pre-delivery payment of aircrafts transactions in the amount of R$ 104.8 million to R$ 31.4 million in the first quarter of 2012 compared to R$ 136.3 million in the first quarter of 2011; b) Increase in the volume of investments in property, plant and equipment, totaling R$ 10.8 million, to R$ 58.5 million in the first quarter of 2012 compared to R$ 47.7 invested in the first quarter of 2011; and  c) Decrease of volume of redemption of restrict cash in R$ 28.2 million, to R$ 28.4 million in the first quarter of 2012 compared to R$ 56.6 recovered in the first quarter of 2011.

Cash Flow from financing activities

Net cash used in financing was R$302.5 million for the first quarter 2012, compared to R$233.6 million in the corresponding period in 2011. This increase is represented substantially by: a) Increase in the volume of dividends and interest on own capital paid to non-controlling shareholders of Multiplus in the first quarter of 2012 totaling R$ 48.2 million, to R$ 70.2 million in the first quarter of 2012 compared to R$ 22.0 million paid in the first quarter of 2011; b) Payment of third installment of principal of the debentures TLA totaling R$ 50.0 million in the first quarter of 2012 (the principal repayment of this debentures began in July 2011); and  c) Decrease of the amount lease payment due to: (i) renegotiation of 8 contracts in the first quarter of 2011, which changed from monthly payments to semiannual payments, which represented a decrease of R$ 53.2 million, (ii) three new finance leases contracts signed in the first quarter of 2011 which represented an increase in payments for the first quarter of 2012 from R$ 7.1 million and (iii) increase the value of payments in the amount of R$ 14.9 million due to the increase of the exchange rate in the first quarter of 2012 related for the first quarter of 2011. Thus, the volume of payments represented a lower cash outflow totaling R$ 31.2 million, to R$ 170.1 million in the first quarter of 2012 compared to R$ 201.3 million paid in the first quarter of 2011.

Indebtedness

In the table below we may observe that our total debt is composed by capital leases and loans, besides two debentures and three bonds issuances, totalizing, in the end of the first quarter 2012, the amount of R$ 8.4 billion, of which 91% was denominated in foreign currency (the amounts disclosed in the table are the contractual undiscounted cash flows and include interest).

Breakdown and maturity of financial debt

(in thousands of Reais)				As of March 31, 2012
	Lease Payable	Loans	Debentures	Bonds	Total	% Total	Leases not included in the Balance Sheet	Total Debt Adjusted
Short Term
2012	889,750	1,041,030	331,986	164,849	2,427,615	22%	355,247	2,782,862

Long Term
2013	550,622	8,318	76,126	139,804	774,870	7%	206,211	981,081
2014	704,405	2,265	144,316	164,849	1,015,836	9%	196,409	1,212,244
2015	615,241	1,203	132,290	164,849	913,582	8%	138,742	1,052,324
2016	534,921	1,203	120,240	164,849	821,212	7%	106,949	928,161
2017	505,494	1,203	108,531	692,143	1,307,371	12%	63,603	1,370,974
from 2017	1,868,144	4,905	0	1,847,767	3,720,816	34%	137,353	3,858,168
Total	5,668,577	1,060,126	913,490	3,339,109	10,981,301	100%	1,204,514	12,185,814
Discount effect	-1,043,297	-40,055	-186,291	-1,311,062	-2,580,705	-24%	0	-2,580,705
Accounting value	4,625,280	1,020,070	727,199	2,028,046	8,400,596	76%	1,204,514	9,605,109
In Foreign Currency	99%	99%	0%	100%	91%	0%	100%	92%
In Local Currency	1%	1%	100%	0%	9%	0%	0%	8%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 9.6 billion, of which 92% is foreign currency denominated.

Hedge

Current Position

	Volume[1]	Strike[2]	Cobertura[3]
2Q12	1,125	81.7	28%
2S12	2,100	81.9	25%
1S13	1,200	86.9	14%
2S13	1,050	87.0	13%
1S14	150	80.0	2%
Apr12 - Mar13	3,825	82.6	23%
Apr13 - Mar14	1,725	86.6	11%

1 – Volume in thousands of barrels
2 – Average Strike (USD/barrel)
3 – Projected consumption coverage

Our hedge policy states a minimum coverage of 20% of the estimated consumption of 12 months and a minimum of 10% between the thirteenth and the twenty forth months on a rolling basis. In this table we show our current fuel hedge position, with the volume of coverage, the average strike price and the percentage of projected consumption coverage.

For the next 12 months we have coverage for 23% of our consumption with an average strike price of US$ 82.6 per barrel. Between April 2013 and March 2014, our percentage of coverage is 11% of projected consumption with an average strike of US$ 86.6 per barrel.

Cash flow’s Impact

Based on the chart in the right), we present a cash impact sensitivity analysis with our hedge positions until the third quarter 2014, assuming different scenarios with average WTI prices in 90, 100 and 110 dollars per barrel. At levels around US$ 90 per barrel, our cash flow is almost neutral and with a barrel above that value we have cash inflows.

Multiplus Derivatives

As Multiplus is exposed to foreign exchange risk as part of its normal commercial activities, considering that most of the point sale agreements with financial institutions are quoted in U.S. dollars. These partners represented approximately 70% of Multiplus` sales on the quarter.

Since December 2010, a financial risk policy was approved, determining coverage limits and the list of financial instruments allowed, in addition to the rules related to eligibility and concentration by the counterpart.

Current Position

	2012	2013	2014	Total
Volume	228.0	283.0	8.0	519.0
PUT*	1.8	1.9	1.9	1.9
CALL*	1.9	2.0	2.0	2.0

* Average price (R$ / USD)

Cash Impact Sensibility

Market

	1Q12	1Q11	1Q12 vs 1Q11	4Q11	1Q12 vs 4Q11
Domestic Market
Industry
ASK (million)	31,050	27,891	11.3%	30,243	2.7%
RPK (million)	21,563	20,106	7.2%	20,800	3.7%
Load Factor (%)	69.4	72.1	-2.6 p.p.	68.8	0.7 p.p.

International Market
Industry
ASK (million)	8,206	8,404	-2.3%	8,261	-0.7%
RPK (million)	6,611	6,428	2.8%	6,439	2.7%
Load Factor (%)	80.6	76.5	4.1 p.p.	77.9	2.6 p.p.

Domestic Market

The first quarter is characterized by leisure passengers traveling on school holidays and carnival period. As well as the high utilization of the loyalty program reward tickets.

The domestic market presented a supply growth (in ASKs) of 11.3%, when comparing the 1Q12 to 1Q11 and 7.2% growth in demand (in RPKs) in the same period. Due to these factors, the load factor of the industry had a decrease of 2.6 percentage points to 69.4% in 1Q12 versus 72.1% in 1Q11.

Domestic Market – TAM

Compared to the first quarter of 2011 we increased our Narrow Body fleet by seven aircraft. As a result our capacity increased by 4.2% in the period, which, combined with the increase of the demand by 2.4%, resulted in a load factor rate in the quarter of 68.1%, a reduction of 1.2 percentage points compared to last year’s same period.

We announced changes in our network: (i) the launch of a direct flight connecting Brasilia and Aracaju, (ii) a new daily frequency between Brasilia and Manaus, (iii) and the first daily flight connecting Guarulhos to Navegantes.

International Market

In the first quarter of 2012, we continued to observe high international demand. The industry reported a decrease in the supply (in ASKs) of 2.3% when comparing the 1Q12 with the 1Q11, and the demand (in RPKs) increased 2.8% in the same period. These factors led to an increase in the industry load factor of 4.1 p.p., from 76.5% to 80.6%, on 1Q11 and 1Q12, respectively.

International Market – TAM

Comparing with the first quarter of 2011, we increased our Wide Body fleet in two A330 aircraft. As a result, our capacity increased by 3.4% in the period, which combined with the 7.0% demand increase, resulted in an increased of 2.7 p.p. in the quarter’s load factor, reaching 82.5%.

As part of our strategy to meet clients' needs, with focus on profitability, we will increase by 62% the offer of seats between São Paulo and Miami. As from November 12th this year, we will start to operate flights already existing in the route with new Boeing 777-300 aircraft, which will be received in the second half of the year.

Since the past October we have been operating daily flights connecting Brazil and Mexico, and in March we launched one more service to clients: the web check-in service to that flight. Besides, we signed a codeshare agreement with Aeroméxico, which increases the flight options to clients. Our passengers of flights from São Paulo to Mexico City will have at their disposition an immediate connection to destinations such as Acapulco, Cancún, Ciudad Obregón, Guadalajara, León, Los Cabos, Monterrey, Poza Rica and Veracruz, in addition to any other of the 40 airports supported by Aeroméxico at that country.

Current fleet

We finished the first quarter with 156 aircraft (excluding the ATRs).

		1st Quarter
Models	Capacity	Total		Leasing Types				Own
				Financial		Operating
		2011	2010	2011	2010	2011	2010	2011	2010
A330	212 / 213 seats	20	18	18	16	2	2	0	0
A340	267 seats	2	2	2	2	0	0	0	0
B767	205 seats	3	3	3	3	0	0	0	0
B777	365 seats	4	4	4	4	0	0	0	0
Wide Body		29	27	27	25	2	2	0	0
A319	144 seats	30	26	16	16	14	10	0	0
A320	156 / 174 seats	88	86	34	31	54	55	0	0
A321	220 seats	9	8	8	8	1	0	0	0
Narrow Body		127	120	58	55	69	65	0	0
ATR-42	45 seats	5	5	0	0	0	2	5	3
Total		161	152	85	80	71	69	5	3

This classification is in accordance with the accounting rule. Contractually, we have ten financial leasings, 4 A319, 1A320, 1 A321 and 4 B777.

Fleet plan

Models	2012	2013	2014	2015
A330	20
A340	2
A350	0
Airbus Wide Body	22	20	23	24
B767	3	3	0	0
B777	8	10	12	12
Total Wide Body	33	33	35	36
A319	30
A320	85
A321	9
Total Narrow Body	124	129	134	140

Total	157	162	169	176

Tables

Operating data

	1Q12	1Q11	1Q12 vs 1Q11	4Q11	1Q12 vs 4Q11
Total
Transported Passengers (thousands)	9,120	9,279	-1.7%	9,331	-2.3%
RPK (million)	14,576	14,126	3.2%	14,368	1.5%
ASK (million)	19,828	19,101	3.8%	19,787	0.2%
Load factor - %	73.5	74.0	-0.4 p.p.	72.6	0.9 p.p.
Break-even Load Factor - %	74.0	71.3	2.8 p.p.	73.1	0.9 p.p.
Average tariff	285	256	11.6%	279	2.3%
Flight hours	170,472	165,684	2.9%	169,067	0.8%
Kilometers flown (thousands)	105,663	98,977	6.8%	105,171	0.5%
Liters of fuel (thousands)	667,381	661,212	0.9%	681,757	-2.1%
Aircraft utilization (hours per day)[1]	13.3	13.2	1.1%	12.9	2.9%
Landings	79,365	79,338	0.0%	80,445	-1.3%
Stage Length	1,331	1,248	6.7%	1,307	1.8%
Total number of employees	29,961	29,110	2.9%	29,768	0.6%
- TAM Airlines	28,897	27,791	4.0%	28,752	0.5%
- TAM Mercorsur	487	484	0.6%	485	0.4%
- TAM Viagens	457	395	15.7%	422	8.3%
- Multiplus Fidelidade	120	111	8.1%	109	10.1%
- Pantanal	0	329	-	0	-
WTI end (NYMEX) (at US$/Barrel)	103.0	106.7	-3.5%	98.8	4.2%
WTI average (NYMEX) (at US$/Barrel)	103.0	94.5	9.1%	93.8	9.8%
End of period exchange rate (R$ / US$)	1.82	1.63	11.9%	1.88	-2.9%
Average exchange rate (R$ / US$)	1.77	1.67	6.0%	1.80	-1.8%
Domestic Market
Transported Passengers (thousands)	7,684	7,852	-2.1%	7,885	-2.5%
RPK domestic (million)	8,426	8,288	1.7%	8,278	1.8%
ASK domestic (million)	12,373	11,767	5.1%	12,168	1.7%
Domestic Load Factor %	68.1	70.4	-2.3 p.p.	68.0	0.1 p.p.
Market share - %	39.4	41.8	-2.4 p.p.	40.4	-1.0 p.p.
International Market
Transported Passengers (thousands)	1,436	1,427	0.7%	1,446	-0.7%
RPK domestic (million)[2]	6,150	5,838	5.3%	6,089	1.0%
ASK domestic (million)[2]	7,455	7,334	1.6%	7,619	-2.2%
International Load Factor %[2]	82.5	79.6	2.9 p.p.	79.9	2.6 p.p.
Market share - %	88.1	85.6	2.5 p.p.	88.6	-0.5 p.p.

1 does not consider maintenance and reserve aircraft
2 includes TAM Mercosur data, which are not part of the ANAC release
3 Exclude interns

Condensed Balance Sheet

	March, 31	December, 31		March, 31	December, 31
(In millions of Reais)	2012	2011		2012	2011

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	553.6	650.1	Suppliers	566.0	645.7
Financial assets at fair value through profit and loss	1,344.0	1,684.9	Financial liabilities	2,021.8	1,998.0
Trade accounts receivable	2,125.8	1,819.0	Salaries and social charges	436.6	473.1
Inventories	220.1	212.6	Deferred income	1,558.1	1,472.1
Taxes recoverable	257.1	421.0	Taxes, charges and contributions	345.9	367.3
Income tax and social contribuition recoverable	154.3	72.9	Income tax and social contribution	22.7	0.0
Prepaid expenses	119.2	122.0	Interest on own capital and dividends payable	0.9	18.4
Derivative financial instruments	49.0	27.2	Derivative financial instruments	9.5	27.2
Other receivables	84.3	85.4	Refinanced taxes payable under Fiscal Recovery Program	47.2	46.9
	4,907.5	5,095.2	Other current liabilities	182.5	197.4
				5,191.0	5,246.1
Non-current assets available for sale	18.2	21.5

Non-current assets
Restricted cash	65.4	93.8	Non-current liabilities
Financial assets at fair value through profit and loss	85.1	138.0	Financial liabilities	6,838.7	7,166.7
Deferred income tax and social contribution	38.8	48.5	Derivative financial instruments	9.5	43.9
Deposits in guarantee	61.0	57.0	Deferred income	196.0	207.8
Prepaid aircraft maintenance	529.1	547.9	Provisions	275.1	271.1
Other non-current assets	53.1	46.8	Refinanced taxes payable under Fiscal Recovery Program	431.2	436.4
Derivative financial instruments	19.9	8.6	Tax payable	0.0	3.8
Property, plant and equipment	9,372.6	9,318.0	Deferred income tax and social contribution	108.5	45.2
Intangible assets	592.9	610.0	Other non-current liabilities	476.3	440.1
	10,818.0	10,868.6		8,335.3	8,615.0

			Total liabilities	13,526.3	13,861.1

			Stockholders’ equity
			Capital and reserves attributable to equity holders of TAM S.A
			Share capital	819.9	819.9
			Capital reserve	145.8	140.4
			Profit reserve	530.0	530.0
			Carrying value adjustment	577.9	562.5
			Retained earnings	100.6	0.0
				2,174.3	2,052.8
			Non-controlling interest	43.0	71.3

			Total equity	2,217.3	2,124.1

Total Asset	15,743.6	15,985.2	Total liabilities and equity	15,743.6	15,985.2

Cash Flow

	Three months period ended
(In millions of Reais)	March, 31	March, 31
	2012	2011

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	436.5	81.3
Tax paid	(66.2)	(76.1)
Interest paid	(110.5)	(110.2)
Net cash generated from (used in) operating activities	259.9	(105.0)

Cash flows from investing activities
Investments in restricted cash	28.4	56.6
Proceeds from sale property, plant and equipment (PPE)/ intangible	0.3	0.8
Purchases of property, plant and equipment (PPE)	(47.8)	(21.9)
Purchases of intangible assets	(10.7)	(25.8)
Deposits in guarantee	(5.2)	0.9
Reimbursement	3.3	3.8
Deposits made	(8.6)	(2.9)
Pre-delivery payments	(18.9)	(119.9)
Reimbursement	12.6	16.3
Payments	(31.4)	(136.3)
Cash flows from investing activities	(53.9)	(109.3)

Cash flows from financing activities
Repurchase of treaury shares	1.1	3.0
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus	(70.2)	(22.0)
Short and long-term borrowings	(13.2)	(13.2)
Debentures	(50.0)	-
Capital element of finance leases	(170.1)	(201.3)

Cash flows from investing activities	(302.5)	(233.6)

Net increase (decrease) in cash and cash equivalents	(96.5)	(447.9)

Cash and cash equivalents at beginning of period	650.1	1,012.2

Cash and cash equivalents at end of period	553.6	564.3

Glossary

Paid Passengers transported

Total number of passengers who actually paid and flew on all our flights

RPK

Revenue passenger kilometer, or transported passenger-kilometer, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers

ASK

Represents our capacity, multiplying the aircraft seating by the number of kilometer flown by the seats

Average tariff

Represents the results of the total passenger revenue divided by total paid passengers transported

Yield

Average amount paid per passenger to fly one kilometer

RASK

Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

CASK

Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

Load factor

Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF)

Is the load factor that equalize passenger revenues and operating expenses

Market Share

Company’s share in the total market demand (measured in RPK)

Capacity Share

Company’s share in the total market offer (measured in ASK)

Flight Hour

Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs

The number of operational cycles realized by our aircraft which comprises take-off, flight and landing

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director)

Jorge Bonduki Helito (IR )

Suzana Michelin Ramos (IR)

Marina Guzman (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 42 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.3% in March; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 90.3% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 18 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,293 destinations in 190 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.